ATCO
GROUP

Corporate Office


05007158

Telephone: (403) 292-7547
Fax: (403) 292-7623
email: ingrid.dunn@atco.com

SUPPL


RECEIVED
APR 06 2005
PROCESSING
SECTION
SEC MAIL
WASH, D.C.
179

March 30, 2005

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- News Release dated March 30, 2005

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,



Ingrid Dunn
Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

PROCESSED
APR 11 2005
THOMSON
FINANCIAL


4/11

Enclosure(s)

FILE NO. 82-34744



Release

CANADIAN UTILITIES LIMITED
An ATCO Company

CORPORATE OFFICE
1500, 909 - 11 AVENUE SW, CALGARY, ALBERTA T2R 1N6
TELEPHONE (403) 292-7500

FOR IMMEDIATE RELEASE
MARCH 30, 2005

Canadian Utilities Announces TXU Settlement at UK Power Plant

Calgary, Alberta – Canadian Utilities Limited ("CU") announces that Barking Power Limited, in which CU has a 25.5% equity interest, will receive £179.3 million in settlement of its claim for damages related to a breach of TXU Europe's ("TXU") obligations to purchase 27.5% of the power produced by the Barking Power Plant. Barking Power Limited received a first distribution of £112.3 million on March 30, 2005 and expects to receive further distributions later this year and in the first quarter of 2006.

CU's share of this settlement is expected to generate approximately $69 million in after tax earnings which will be recognized over the remaining term of the TXU contract to September 30, 2010, at approximately $11 million per year.

Canadian Utilities Limited is part of the ATCO Group of Companies. ATCO Group is an Alberta based worldwide organization of companies with more than 7,000 employees actively engaged in Power Generation, Utilities and Global Enterprises. More information about CU can be found on its website, www.canadian-utilities.com.

Contact:

K.M. (Karen) Watson
Senior Vice President
& Chief Financial Officer
Canadian Utilities Limited
(403) 292-7502

H.K. (Harish) Mohan
Senior Vice President,
Finance & Controller
ATCO Power Ltd.
(403) 209-6912